July 17, 2020
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dale Welcome and Martin James

Re:	Carter's, Inc. Form 10-K for the Fiscal Year Ended December 28, 2019 Filed February 24, 2020 Form 8-K filed May 5, 2020 File No. 001-31829
Dear Messrs. Welcome and James:
This letter is being furnished by Carter’s, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated June 11, 2020 to Richard F. Westenberger, the Company’s Chief Financial Officer, with respect to the Company’s Form 10-K for the fiscal year ended December 28, 2019 and Form 8-K filed on May 5, 2020 (File No. 001-31829).
The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
Form 10-K for the Fiscal Year Ended December 28, 2019
Consolidated Statements of Cash Flows, page 44
1. Staff’s comment: Please show us how you calculated the effect of changes in Prepaid expenses and other assets of $699,036 and Accounts payable and other liabilities of $692,100 when presenting net cash provided by operating activities in fiscal 2019. To the extent you included the right of use assets and operating lease liabilities you initially recognized upon the adoption of ASC 842 as part of that change, explain to us how you concluded that these amounts arising from a non-cash transaction should be reflected in cash from operations. Alternatively, revise your presentation in future filings. Refer to ASC 842-20-50-4(g) and ASC 230-10-50-3 through 50-4.

Response: The Company advises the Staff that in preparing its cash flow statement beginning in the first quarter 2019 through the first quarter 2020, it incorrectly presented the non-cash impact of the initial adoption recognition of the right of use ("ROU") assets and lease liabilities under ASC 842 as cash related activity within the “Prepaid expenses and other assets” and “Accounts payable and other liabilities” financial statement line items, respectively. Additionally, all new operating lease non-cash activity (i.e., upon lease commencement) was incorrectly included within these line items, which increased the ROU asset and lease liabilities.
In future filings, beginning with the Form 10-Q for the second quarter of fiscal year 2020, the Company will correct its presentation for the current period and revise its cash flow presentation for prior comparable periods to exclude non-cash lease related activity within the “Prepaid expenses and other assets” and “Accounts payable and other liabilities” line items. This revision has no impact on net operating cash flows. The Company will also reclassify prior comparable periods to present ROU asset amortization and lease liability payment on a net basis within the “Accounts payable and other liabilities” line item to conform with current period presentation. The Company will continue to provide supplemental non-cash cash flow disclosures in accordance with ASC 842 in the notes to its financial statements, as well as correct for the omission of such disclosure during the 2019 interim periods in connection with our 2020 quarterly filings. The revisions to prior periods will be disclosed as shown below.
Anticipated Revised Disclosure
During the second quarter of fiscal year 2020, it was determined that there were amounts presented incorrectly in the statement of cash flows for the annual and interim year to date periods subsequent to the December 30, 2018 adoption of ASC 842, Leases, due to the presentation of the non-cash impact of the initial and subsequent recognition of the Right of Use (“ROU”) assets and lease liabilities within the “Prepaid expenses and other assets” and “Accounts payable and other liabilities” line items, respectively, within operating cash flows. This incorrect presentation had no impact on net cash (used in) provided by operating cash activities for any of the periods. The presentation errors resulted in an offsetting overstatement of cash used for prepaid expenses and other assets and cash provided by accounts payable and other liabilities of $739 million, $773 million and $815 million for the three, six and nine-months ended March 30, 2019, June 29, 2019 and September 28, 2019, respectively, $828 million for the year ended December 28, 2019 and $29 million for the three months ended March 28, 2020. We assessed the materiality of the incorrect presentation and concluded that the previously issued financial statements were not materially misstated. The accompanying unaudited condensed consolidated statement of cash flows appropriately reflect the corrected presentation of these non-cash activities. In addition, the Company has reclassified and will reclassify prior comparable period amounts to present ROU asset amortization and lease liability payment activity on a net basis within the “Accounts payable and other liabilities” line item. The revisions to the nine months ended September 30, 2019, year ended December 31, 2019 and three months ended March 31, 2020 will be disclosed and affected in future Form 10-Q and 10-K filings. We will continue to provide supplemental non-cash cash flow disclosure information in the notes to the financial statements, as well as correct for the omission of such disclosure during the 2019 interim periods in connection with our 2020 quarterly filings.

Form 8-K filed May 5, 2020
Exhibit 99.1, page 12
2. Staff’s comment: We note that your reconciliation of Net Loss to Adjusted Net Loss presents the adjustments net of tax. Please revise your presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item. Refer to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: The Company advises the Staff that it will revise its presentation in future filings to show the gross amount of each adjustment and present the related tax effect of the adjustments as a separate line item, as presented below.

	Fiscal Quarter Ended March 28, 2020
($ in millions, except EPS)	Gross Margin	% Net Sales	SG&A	% Net Sales	Operating (Loss)	% Net Sales	Income Taxes	Net (Loss)	Diluted EPS
As reported (GAAP)	$228.3	34.9%	$269.8	41.2%	$(78.5)	(12.0)%	$(13.0)	$(78.7)	$(1.82)
Intangible asset impairment	—		—		26.5		6.3	20.2	0.46
Goodwill impairment	—		—		17.7		—	17.7	0.40
COVID-19 expenses	—		(4.0)		4.0		1.0	3.0	0.07
Organizational restructuring costs	—		(3.9)		3.9		0.9	3.0	0.07
As adjusted	$228.3	34.9%	$261.9	40.0%	$(26.3)	(4.0)%	$(4.8)	$(34.8)	$(0.81)
* * * *
Please do not hesitate to call me at (678) 399-4515 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Scott F. Duggan
Scott F. Duggan
Senior Vice President, General Counsel and Secretary, Carter’s, Inc.
cc: Richard F. Westenberger, Executive Vice President and Chief Financial Officer, Carter’s, Inc.